July 29, 2011

Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re:    Infrared Systems International

Form 10-K for the fiscal year ended September 30, 2010

Filed January 13, 2011

Form 10-Q for the period ended December 31, 2010

Filed February 18, 2011

Form 10-Q for the period ended March 31, 2011

Filed May 12, 2011

Form 8-K filed April 16, 2010

Form 8-K filed April 21, 2010

File No. 333-147367

Dear Mr. James:

The following are our responses to your comment letter of June 30, 2011.

Form 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.     We note your responses to our prior comments 1, 2 and 3 and we await further amendment to the Form 8-K dated April 21, 2010, that was amended February 15, 2011, to address our comments 3, 4, 6 and 7 of our letter dated March 10, 2011 and comment 2 of our letter dated May 20, 2011.

ANSWER: We are working to further amend our Form 8-K dated April 21, 2010 and plan to have that filed prior to August 31, 2011.

Form 10-K for the year ended September 30, 2010

2.     We note your responses to prior comments 4, 5, 6, 8, 9, 10, 14, 15, 16, 17, 18, 19, 20, 21 and 23 and await the amendments to your various filings, including this Form 10-K for the year ended September 30, 2010, as well as the other information requested in our comments. For each instance where you are restating your financial statements to correct an error in your accounting, please clearly describe the error and the corrected accounting you have applied and provide all the disclosures required by FASB ASC 250-10-45-22 through 24 (formerly paragraphs 20 and 26 of SFAS 154).

ANSWER: We are working to further amend our Form 10-K for the period ending September 30, 2010 and plan to have that filed prior to August 31, 2011.

Financial Statements, page 17

Note 1. Summary of Significant Accounting Policies, page 21

Revenue Recognition, page 22

3.     We note your response to prior comment 7. In the requested amendment to your Form 10-K, please revise this note to clearly describe the services provided by Focus Systems, the terms or arrangements under which you provide these services to customers – e.g., annual contracts, month-to-month, data usage, etc., and disclose how your policy for recognizing the revenues from these arrangements is consistent with SAB 104.

ANSWER: We will expand our disclosure of revenue recognition in our future filings and amendments to our Form 10-K and Form 10-Q’s.

Form 10-Q for the period ended December 31, 2010

Financial Statements, page 3

Note 5. AquaLiv Acquisition, page 6

4.     In the requested amendment to this filing, consistent with your response to prior comment 12, please revise this note to clearly describe your reasons for consolidating AquaLiv – i.e., that pursuant to the guidance in FASB ASC 810-10-25-38 (previously FIN 46R) you concluded that AquaLiv was a Variable Interest Entity, that you are the primary beneficiary with a controlling financial interest in AquaLiv, and you were required to consolidate the entity.

ANSWER: We will include the disclosure and explanation in our amended and future filings to describe our reasons for consolidating AquaLiv.

5.     In addition, revise the filing to correctly reflect the noncontrolling interest, i.e., the remaining 50% of AquaLiv that is owned by Craig Hoffman, in your financial statements pursuant to the guidance in FASB ASC 810-10-50-1 and 50-1A (previously paragraph 30 of SFAS 160).

ANSWER: We will include the disclosure in our amended and future filings to describe the noncontrolling interest of AquaLiv.

Form 10-Q for the period ended March 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Overview, page 8

6.     We see your response to our prior comment 22 indicates that you acquired liabilities as part of your acquisition of Focus Systems. This appears to contradict your prior responses and the disclosures included in your Form 10-K and 10-Q. Tell us where you recorded these liabilities on your balance sheet. Explain to us why Note 5 to the financial statements included in your Form 10-K for the year ended September 30, 2010 does not also indicate that you acquired liabilities as part of your acquisition of Focus Systems. Otherwise, please correct the disclosure in this section of your planned amendment to this filing to indicate that no liabilities were acquired in that transaction.

ANSWER: We will update our disclosures on our amended filings including that of our Form 10-K for the year ended September 30, 2010 to properly disclose and account for liabilities assumed in the acquisition of Focus Systems.

Sincerely,

/s/William Wright

William Wright

Chief Executive Officer